March 18, 2019

Ioanna Kallidou
President and Chief Executive Officer
Inky, Inc.
36 Aigyptou Avenue
Larnaca, 6030, Cyprus

       Re: Inky, Inc.
           Registration Statement on Form S-1 and
           Amendment No. 1
           Filed February 20, 2019
           File No. 333-229748

Dear Ms. Kallidou:

       We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 and Amendment No. 1 to Form S-1 filed February 20, 2019

Cover Page

1. Based upon the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. You have nominal operations, nominal assets consisting solely of cash, cash equivalents and prepaid rent and no revenues to date. Please disclose on the cover page and in risk factors that you are a shell company and discuss the restrictions imposed on such companies. Prospectus Summary, page 1

2. Please disclose in your prospectus summary that the CEO, Ioanna Kallidou, will continue to have substantial control over the company following this offering. Ioanna Kallidou
FirstName LastNameIoanna Kallidou
Inky, Inc.
Comapany2019
March 18, NameInky, Inc.
March 18, 2019 Page 2
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FirstName LastName



3. Please clarify that funds received from the sale of the shares in this offering will not be placed in an escrow account and that any proceeds will be available to the company for its immediate use upon receipt.
Summary of the Offering, page 3

4. Please revise the amount to be raised if all the shares in this filing are sold at the proposed maximum aggregate offering price. In this regard we note the maximum amount being raised is $120,000, not $90,000 as stated.
Risk Factors
Defects in our App may adversely affect our business., page 7

5. We note you list product returns as an adverse result of defects in your apps. Please clarify what would constitute a product return.
Our president, treasurer, director and secretary is a non-U.S. resident..., page 8

6. Please revise to include the difficulties with service of process to non-U.S. residents.
The sole officer and director..., page 9

7. Please reconcile the statements that Ms. Kallidou "currently devotes all her free time to company matters" with she "does not devote all her time to our operations" by stating the number of hours per week she will be devoting to the company.
Our Management will be able..., page 10

8. Please revise the ownership percentage based on the maximum number of shares being offered. Ms. Kallidou, the sole officer and director, will hold approximately 88.28% of the outstanding shares only if 25% of the shares from the offering were sold.
Use of Proceeds, page 14

9. We note that the net proceeds in the Use of Proceeds table does not agree with the anticipated net offering proceeds noted in the Dilution table. Please revise or explain.
Plan of Operation, page 15

10. Please revise to describe with specificity your plan of operation for the next twelve months. Provide details regarding your plan of operations, including detailed milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding.
 Ioanna Kallidou
FirstName LastNameIoanna Kallidou
Inky, Inc.
Comapany2019
March 18, NameInky, Inc.
March 18, 2019 Page 3
Page 3
FirstName LastName
Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 19

11. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC
         501.03(a) and Section IV of SEC Interpretive Release 33-8350.
Cash Flows
Financing Activities, page 20

12. Please revise to distinguish past financing activities from future financing activities. In this regard, we note that Inky has not yet received proceeds from the sale of 4,000,000 shares at $0.03 per share and that it is uncertain whether Inky will be able to sell the maximum amount.
Management
Background Information about our Officers and Directors, page 27

13. Please disclose the name of each of the entities with which Ms. Kallidou is or has been involved in the last five years and the nature of the activities performed for each entity.
         Also, disclose the dates within the past five years that she has worked for each respective entity. Refer to Item 401(e)(1) of Regulation S-K.
Code of Ethics, page 28

14. The website that you direct investors to for your code of business conduct and ethics is that of another public company. Please revise.
Certain Relationships and Related Party Transactions, page 33

15. You state that there are no related party transactions, however, Ms. Kallidou has loaned funds to Inky. Please revise.
Report of Independent Registered Public Accounting Firm, page F-1

16. Please have your auditor revise their report to comply with PCAOB Auditing Standard
         3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916. Ensure that the opinion refers to the correct audit period of November 30, 2018 and the period from inception (June 12, 2018) through November 30, 2018. In addition, the period referenced in the auditors' consent should be similarly revised.
Signatures, page 47

17. Please indicate on the signature page, if true, that Ms. Kallidou is also signing in her capacity as Principal Financial Officer and Principal Accounting Officer or Controller
         as required by Form S-1.
 Ioanna Kallidou
Inky, Inc.
March 18, 2019
Page 4
Exhibits
Exhibit 99.1: Subscription Agreement, page 1

18. Please provide a new Subscription Agreement with the proper entity names. In this regard, we note the Subscription Agreement asks for checks to be made payable to Beliss
         Corp.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                            Sincerely,
FirstName LastNameIoanna Kallidou
                                                            Division of
Corporation Finance
Comapany NameInky, Inc.
                                                            Office of
Information Technologies
March 18, 2019 Page 4                                       and Services
FirstName LastName